June 25, 2007

VIA Federal Express and EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Kevin Vaughn, Branch Chief

Re:          Zoran Corporation (“Company”)
Form 10-K for the year ended December 31, 2006
File No. 000-27246

Dear Mr. Vaughn:

Reference is made to your letter to the Company dated June 5, 2007, regarding the above-referenced filing.  Our responses to each of the numbered comments are set forth below.

Form 10-K for the year ended December 31, 2006

Note 3 — Significant Accounting Policies, page 77

Revenue Recognition, page 78

1.              We note from your disclosures on page 49 that some of your sales agreements with your distributors contain rights of return and price protection arrangements.  Please address the following:

•                  Tell us and revise future filings to disclose the nature and terms of all sales incentives and/or concessions you offer to your customers and how you evaluate each of these items in your revenue recognition.  Discuss how you determine the amount to accrue for each pricing concession.

•                  Discuss how you determined that sales that contain the price protection feature meet the “fixed and determinable” criteria of SAB 104.

Zoran currently provides a right of return for exchange and price protection to only one of its distributors, and the revenues associated with this customer represented less than 5% of Zoran’s total net revenues in each of the last three fiscal years.

The rights of return for exchange are limited to 5% of the total purchases made by the distributor during the previous six-month period.  Zoran defers revenue that is subject to right of return and the Company believes that the amount deferred at the end of each reporting period represents a reasonable estimate of the expected amount of returns provided for this customer. For 2004, 2005 and 2006, the actual amounts of returns for exchange were $0, $45,000 and $71,000 respectively.  Actual returns were below estimated returns, but not by material amounts.

The price protection obligation is limited to 2% of the total purchases made by the distributor during the same six-month period.   For 2004, 2005 and 2006, the actual amount of price protection was insignificant at $0, $0 and $18,000, respectively.

Due to the insignificance of the exchange and price protection that Zoran provides, we believe the current disclosure is adequate for future filings.

The Company has considered the guidance in SAB Topic 13(a) 4 and concluded that sales meet the “fixed or determinable” criteria based on the Company’s ability to reasonably estimate returns and price protection obligations.  The Company believes it has met all of the required conditions in accordance with paragraph 6 and paragraph 8 of FAS 48, Revenue Recognition When Right of Return Exists.

2.              Additionally, we note your disclosure that “revenue from litigation settlement is recognized in accordance with the terms of the agreement when actual payments are received.”  Please tell us and revise future filings to describe all material terms of the litigation settlement agreement.  Additionally, please tell us why all payments received under this agreement are appropriately classified as revenues, citing any authoritative literature upon which you are relying.

The following paragraph describes the material terms of the litigation settlement agreement. We will revise future filings to include this disclosure in our litigation footnote:

“On January 25, 2006, the Company and Oak entered into an agreement with MediaTek to settle patent litigation between the companies.  In consideration for licenses granted by Zoran, MediaTek agreed to pay Zoran $55 million, of which $44 million was paid in February 2006 and $11 million was paid in April 2006.  These two payments, net of amounts attributable to a holder of rights under the Oak patents involved in the litigation, and amounts payable as legal fees, were recognized as license revenues related to litigation settlement.  MediaTek is required to pay quarterly royalties totaling $30 million over a 30-month period that commenced on the date of the agreement based on future sales of covered MediaTek products.  These royalty payments, net of amounts payable by Zoran to a holder of rights under the Oak patents involved in the litigation, and amounts payable as legal fees, are recognized as software and other revenues as they are received.”

Paragraphs 78 and 79 of the Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“CON 6”) define revenues as follows:

78.                                 Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.

79.                               Revenues represent actual or expected cash inflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations.  The assets increased by revenues may be of various kinds—for example, cash, claims against customers or clients, other goods or services received, or increased value of a product resulting from production.  Similarly, the transactions and events from which revenues arise and the revenues themselves are in many forms and are called by various names—for example, output, deliveries, sales, fees, interest, dividends, royalties, and rent—depending on the kinds of operations involved and the way revenues are recognized.

The Company also considered paragraph 87 of CON 6 to determine if the proceeds from the settlement should be recorded as revenue or gains.  Paragraph 87 addresses the difference between revenue and gains:  “Revenues result from an entity’s ongoing major or central operations and activities” while “Gains… result from entities’ peripheral or incidental transactions.”  In addition, Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 5, Recognition and Measurement in Financial Statements of Business Enterprises (“CON 5”) points out that revenue typically results from an “earnings process” involving activities specifically targeted towards bringing in that revenue.

The payments received under the litigation settlement agreement are compensation in consideration for licenses Zoran granted to the defendant to enable it to use Zoran’s intellectual property.  Zoran regularly licenses its intellectual property to other companies as part of its ongoing operations.  The protection of its intellectual property, including settlement of litigation involving that intellectual property, is part of the Company’s revenue-generating activities to license our technology to other parties. As a result, we believe that the litigation settlement is appropriately reflected as license revenues related to litigation settlement.

The fixed quarterly royalty payments that Zoran is to receive over a 30-month period is being recognized under the guidelines initially established under Statement of Position 97-2 “Software Revenue Recognition” and further discussed under SAB 104.  The criteria for recognition are that collectibility is reasonably assured, delivery has occurred (services have been rendered), persuasive evidence of an arrangement exists, and there is a fixed or determinable price.  Zoran has concluded that all of these criteria have been met except for assurance of collectibility.  Uncertainty of collectibility exists and revenue is recognized upon actual cash receipt of these payments.  Factors that contribute to our determination that collectibility is uncertain include the strained relationship between the two companies as a result of the litigation and the likely cost and difficulty of collecting the remaining amounts if Mediatek were not to honor its payment obligations.

Note 15 — Segment Reporting, page 99

Note 2. Significant Accounting Policies

Revenue Recognition-Page 47

3.              We note that in 2006 you began reporting your former DVD, DTV and Mobile product groups in a new combined Consumer products segment.  Please address the following:

•                  Tell us how you evaluated each of these product lines to determine whether they met the criteria for an operating segment outlined in paragraph 10 of SFAS 131.  Discuss the factors that support your conclusion.

As described in our Annual Report on Form 10-K for the year ended December 31, 2006, during the first quarter of 2006, the Company reorganized its operating structure to bring together its consumer electronic product lines under a single operating group, in recognition of the accelerating convergence of consumer products and the Company’s strategy of sharing technology as well as research and development efforts among its various product lines.  This reorganization was made in conjunction with the departure of the former general manager of the DVD product group and the decision of our Chief Operating Decision Maker (“CODM”) at that time to consolidate consumer products to better align operations with the Company’s converging markets.

The Company evaluated the provisions of paragraph 10 and paragraph 17 of SFAS 131, “Disclosure About Segments of an Enterprise and Related Information”, as follows:

Under paragraph 10, an operating segment is a component of an enterprise:

a.    That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

Zoran concluded that the DVD, DTV and Mobile product groups continue to engage in business activities from which it earns revenues and incurs expenses.

b.    Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

Zoran concluded that after the reorganization of the DVD, DTV and Mobile product groups during the first quarter of 2006, the operating results of these former product groups are no longer evaluated separately by the enterprise’s chief operating decision maker, the CEO, to make decisions about resources to be allocated and assess performance.  The results of these former product groups are now reported to, and evaluated in total as part of the new Consumer Products segment by, the CEO, who remains the Company’s CODM, as well as the Board of Directors of the Company.

c.    For which discrete financial information is available.

Discrete financial information is not available at the level of the former DVD, DTV or Mobile — the operations of these former product groups are included as part of the Consumer Products segment.  All the product groups within this segment share resources such as operations and sales and marketing, which are not tracked separately for accounting and reporting purposes.  This reflects the fact that the DVD, DTV and Mobile products have similar production process and similar types of customers.  As a result, the Company’s chief operating decision maker evaluates these expenses at the Consumer Product level, not at the product group level, in making business decisions.

d.   An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.

See response to a. above.

•                  To the extent that you aggregated operating segments, please explain to us how they met the aggregation criteria outlined in paragraph 17 of SFAS 131.  Please describe the similar economic characteristics that they each exhibited and address how they met each of the additional five criteria outlined in that paragraph.  Also, please refer to paragraphs 73 and 74 of SFAS 131.

Based on the evaluation of paragraph 10 of SFAS 131 above, Zoran has concluded that the former DVD, DTV and Mobile product lines no longer meet the criteria of operating segments and are properly reported as elements of the Consumer Product segment.

The Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any questions you may have about this response, at (408) 523-6500.

Sincerely,

/s/ KARL SCHNEIDER

Karl Schneider
Senior Vice President of Finance and Chief Financial Officer